Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000

July 1, 2020

Ms. Lisa Vanjoske

Ms. Mary Mast

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Eidos Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 26, 2020 Form 10-Q for the Quarterly Period Ended March 31, 2020 Filed May 8, 2020 File No. 001-38533

Dear Ms. Lisa Vanjoske and Ms. Mary Mast:

This letter is submitted on behalf of Eidos Therapeutics, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2019 (the “10-K”) and quarterly report on Form 10-Q for the Quarterly Period Ended March 31, 2020 (the “10-Q”), as set forth in the Staff’s letter dated June 22, 2020 to Franco Valle, Senior Vice President, Finance, of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the 10-K or 10-Q, as applicable.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2019

Clinical data

Phase 2 clinical trial of AG10, page 12

1.    We note your reference to the most common serious adverse events on page 16. Please revise to describe all serious adverse events and disclose the frequency with which each type of serious adverse event occurred.

Response to Comment No. 1    The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it will update its disclosure in future filings to describe all serious adverse events and disclose the frequency with which each type of serious adverse event occurred as follows:

Ms. Lisa Vanjoske

Ms. Mary Mast

United States Securities and Exchange Commission

July 1, 2020

“Adverse events reported in the OLE study were generally consistent with the underlying ATTR-CM disease state and no safety signals of potential clinical concern were associated with the administration of AG10 in the study. Forty-six (97.9%) patients experienced a treatment-emergent adverse event reported during the study, with falls, congestive cardiac failure, dyspnea, and acute kidney injury the most commonly reported adverse events. Nineteen (40.4%) participants experienced a total of fifty-five treatment-emergent serious adverse events reported during the study, with congestive cardiac failure (10.6%) and acute kidney injury (8.5%) the most commonly reported serious adverse events.

(1)

Includes two subjects who had SAEs with an outcome of death (1 congestive heart failure; 1 cervix carcinoma); both were considered not related to AG10. One additional subject died due to heart failure 86 days after the last dose of study drug. Data reported as of 8/31/2019 in conjunction with annual regulatory reporting and review.

All of the remaining SAEs were reported in just a single subject. Overall, the pattern of SAEs was consistent with the disease under study, its consequences, and the consequences of treatment of the disease. Based on the information as of the August 31, 2019 data cutoff date, there were no AG10-related safety signals of potential clinical concern in the study.”

Item 1. Business.

Our material agreements

License agreement with Alexion, page 21

2.    Please disclose the royalty rate or a range that does not exceed a 10 point range.

Response to Comment No. 2    The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it will update its disclosure in future filings to refer to the royalty rate that Alexion will pay to the Company on net sales by Alexion of AG10 in Japan as in the “low-teens”.

Ms. Lisa Vanjoske

Ms. Mary Mast

United States Securities and Exchange Commission

July 1, 2020

Form 10-Q for the Quarterly Period Ended March 31, 2020

Exhibit 31, page Ex.31

3.    Please confirm that you will revise your certifications in future filings to include the form specified in Item 601(b)(31)(i) with respect to the information included in paragraph 4 of the certifications.

Response to Comment No. 3    The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its certifications in future filings to include the form specified in Item 601(b)(31)(i) with respect to the information included in paragraph 4 of the certifications. In addition, the Company has concluded that the omission of such item was the result of an inadvertent error and does not impact its conclusion that the Company’s internal controls as of March 31, 2020 were effective.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures:
cc:	Franco Valle, Eidos Therapeutics, Inc.
Neil Kumar, Ph.D., Eidos Therapeutics, Inc.

3